SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated November 12, 2015

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

STOCK EXCHANGE RELEASE

November 12, 2015

The French stock market authority has approved Nokia’s public exchange offer for the securities of Alcatel-Lucent

Nokia Corporation
Stock Exchange Release
November 12, 2015 at 19.45 (CET +1)

The French stock market authority has approved Nokia’s public exchange offer for the securities of Alcatel-Lucent

Espoo, Finland - Nokia today announced that the French Stock Market Authority (Autorité des marchés financiers, the “AMF”) has approved Nokia’s public exchange offer for the securities of Alcatel Lucent and delivered its visa on Nokia’s offer document (note d’information). As previously announced, Nokia intends to acquire all ordinary shares, American depositary shares (“ADSs”) and convertible bonds (“OCEANEs”) issued by Alcatel-Lucent through a public exchange offer in France (the “French Offer”) and in the United States (the “U.S. Offer”) whereby Alcatel-Lucent securities will be exchanged for Nokia shares in the French Offer and Nokia shares or Nokia ADSs in the U.S. Offer (jointly, the “Exchange Offer”).

Nokia expects that the Exchange Offer would be opened on November 18, 2015, closed on December 23, 2015 and settled on January 7, 2016. Assuming that the Exchange Offer is successful, the Exchange Offer would be reopened on January 14, 2016, close on February 3, 2016 and settle on February 12, 2016. Once the Exchange Offer opens, the proposed transaction will remain subject to approval by Nokia shareholders and the satisfaction of the minimum tender condition set at more than 50% of Alcatel-Lucent’s share capital on a fully diluted basis, unless such condition is waived in accordance with applicable law and regulation. Nokia expects that the admission of its ordinary existing shares to trading and listing on Euronext Paris would occur on November 19, 2015.

Nokia’s offer document (note d’information) will be available on Nokia’s website at http://company.nokia.com/en/investors/financial-reports/filings-related-to-the-alcatel-lucent-transaction as of November 12, 2015.

The AMF has also today delivered its visa on the response document (note en réponse) filed by Alcatel-Lucent, which includes, inter alia, the report issued by Associés en Finance, acting as independent expert in connection with the French Offer concluding that the terms of the public exchange offer by Nokia on Alcatel-Lucent’s shares and OCEANEs are fair. The response document will be available on Nokia’s website at http://company.nokia.com/en/investors/financial-reports/filings-related-to-the-alcatel-lucent-transaction as of November 12, 2015.

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Investor Enquiries
Nokia
Investor Relations
Tel. +358 4080 3 4080
Email: investor.relations@nokia.com

Microsite details
Further information on the transaction can be found at: www.newconnectivity.com

About Nokia
By focusing on the human possibilities of technology, Nokia embraces the connected world to help people thrive. Our three businesses are leaders in their fields: Nokia Networks provides broadband infrastructure, software and services; HERE provides mapping, navigation and location intelligence; and Nokia Technologies provides advanced technology development and licensing. www.nokia.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FORWARD-LOOKING STATEMENTS

This stock exchange release contains forward-looking statements that reflect Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to the conditions to closing, the proposed indicative timetable for the exchange offer including the opening, closing and settlement date of the exchange offer, and the expected outcomes of the combination of Nokia and Alcatel Lucent. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the necessary stock exchange clearances to open the public exchange offers, minimum tender acceptances, shareholder approval to close the proposed transaction, consummation of the proposed transaction and Nokia’s ability to integrate Alcatel Lucent.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel Lucent have filed with the U.S. Securities and Exchange Commission (“SEC”). Any forward-looking statements made in this stock exchange release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This release relates to the proposed public exchange offer by Nokia to exchange all of the ordinary shares, American Depositary Shares (“ADSs”) and convertible securities issued by Alcatel Lucent for new ordinary shares and ADSs of Nokia. This release is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Preliminary Prospectus / Offer to Exchange included in the Registration Statement on Form F-4 (the “Registration Statement”), a preliminary draft of which was filed by Nokia with the SEC on August 14, 2015 (as amended on October 22, 2015 and November 6, 2015), the Solicitation / Recommendation Statement on Schedule 14D-9 to be filed by Alcatel Lucent with the SEC, the listing prospectus of Nokia filed by Nokia with and approved by the Finnish Financial Supervisory Authority on October 23, 2015 or the offer document (note d’information) filed by Nokia with and, which received the visa of, the AMF on November 12, 2015 or the response document (note en réponse) filed by Alcatel Lucent with, and which received the visa of, the AMF on November 12, 2015 (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer. Other than the preliminary draft of the Registration Statement, the Exchange Offer Documents have not yet been filed with the SEC. The tender offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

The information contained in this release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel Lucent with the SEC, as applicable, including the preliminary Registration Statement, are or will be available free of charge at the SEC’s website (www.sec.gov).

Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse), containing detailed information with regard to the French public exchange offer, are available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel Lucent (www.alcatel-lucent.com).

Enclosures:

Nokia stock exchange release dated November 12, 2015:

The French stock market authority has approved Nokia’s public exchange offer for the securities of Alcatel-Lucent

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2015	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal